                                                                    EXHIBIT 4(J)



PROTECTIVE LIFE INSURANCE COMPANY P.O. BOX 2606 BIRMINGHAM, ALABAMA 35020-2606



                           ANNUITY OPTION ENDORSEMENT



    The Contract to which this Endorsement is attached is amended as of its Effective Date, as follows:



    An additional section is added to the provision entitled "ANNUITY OPTIONS"



    OPTION 5 -- VARIABLE PAYMENTS: The Owner may elect to receive all, or a portion of the annuity benefit as variable payments. To receive payments under this option, you must apply, at least, the greater of: (1) 50% of the Contract Value (less applicable premium taxes); or, (2) $25,000. Annuity payments under Option 5 are based upon the performance of the assets in the Sub-Account(s) selected by the Owner. The variable payments will increase or decrease in accordance with fluctuations in the net investment factor relative to the interest assumption used. To the extent that you elect to receive variable benefits, the Company makes no guarantee regarding the minimum amount of any particular annuity payment under this option. The guaranteed interest rate, annuity table payment rates and any guarantees made with respect to other Annuity Options offered under this contract do not apply to variable payments made under this option. Variable payments will be based on an interest assumption of 5% and, if they involve lifetime income, a mortality basis of the Annuity 2000 Mortality Table.



    You may select payments to be made for any certain period of not less than 10 nor more than 30 years, or may select to have payments made during the life of the Annuitant with payments guaranteed for not less than 10 nor more than 30 years. If you have selected payments for a certain period, you may surrender the variable portion, subject to any applicable surrender charges.



    Signed for the Company as of the Effective Date, which is the Contract Date.



PROTECTIVE LIFE INSURANCE COMPANY



DEBORAH J. LONG


Secretary